NORDIC AMERICAN TANKERS LTD
Swan Building, 26 Victoria Street
Hamilton HM 12
Bermuda

March 27, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:      Nordic American Tankers Ltd
Registration Statement on Form F-3 (File No. 333-285720)
Ladies and Gentlemen:
The undersigned, on behalf of Nordic American Tankers Ltd, hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission (the "Comission") on March 11, 2025, be accelerated so that it will be made effective at 4:00 pm Eastern Standard time on March 31, 2025 or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy or accuracy of the disclosure in the filing; and (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The undersigned registrant is aware of its obligations under the Act.

Yours truly,

NORDIC AMERICAN TANKERS LTD

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chief Executive Officer